SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: November 2009	Commission File Number: 001-133354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West	129 rue Saint-Jacques
1 First Canadian Place	Montreal, Quebec
Toronto, Ontario	Canada, H2Y 1L6
Canada, M5X 1A1

(Executive Offices)	(Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL
	By:	/s/ Russel C. Robertson
		Name:	Russel C. Robertson
		Title:	Chief Financial Officer

	By:	/s/ Blair F. Morrison
		Name:	Blair F. Morrison
Date: November 23, 2009		Title:	Senior Vice-President , Deputy General Counsel, Corporate Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Form 12 — Notice of Intention to make a Normal Course Issuer Bid

99.2	Press Release — Bank of Montreal Renews Normal Course Issuer Bid